Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-263593 and 333-263725

PROSPECTUS SUPPLEMENT NO. 9

(TO PROSPECTUS DATED April 8, 2022)

IMPERIAL PETROLEUM INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated April 8, 2022 (“Prospectus”) of Imperial Petroleum Inc. (the “Company”), which forms a part of the Company’s Registration Statements on Form F-1 (Registration Nos. 333-263593 and 333-263725), as amended or supplemented from time to time.

On September 14, 2022, the Company furnished a Report on Form 6-K (the “Form 6-K”) to the U.S. Securities and Exchange Commission (the “Commission”) as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 15 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 14, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the Six Months Ended June 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2022

IMPERIAL PETROLEUM INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer

Exhibit 99.1

IMPERIAL PETROLEUM INC

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six-month period ended June 30, 2022. Unless otherwise specified herein, references to the “Company” or “we” shall include Imperial Petroleum Inc. and its subsidiaries. You should read the following discussion and analysis together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission on March 29, 2022 (the “Annual Report”).

Overview

Imperial Petroleum Inc. is a ship-owning company currently providing petroleum products and crude oil seaborne transportation services. In November 2021, StealthGas Inc. contributed to the Company four subsidiaries comprising a fleet of four tanker vessels. The Company was spun-off from StealthGas Inc. in December 2021. Historical comparative period reflects the results of the carve-out operations of the four subsidiaries that were contributed to the Company.

The Company currently owns a total of 8 vessels; five M.R. product tankers, one Aframax oil tanker and two Suezmax tankers and has recently entered into agreements to acquire two handysize dry bulk carriers which will be delivered in September 2022. We expect to finance the acquisition of these handysize dry bulk carriers with cash on hand and post-delivery secured debt financing. Following the delivery of these dry bulk vessels, the Company’s fleet will count 10 vessels with a capacity of approximately 737,000 deadweight tons (dwt).

Our Fleet

The following summarizes the current employment of our fleet:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter(1)
Magic Wand	2008	Korea	47,000	MR product tanker	Time Charter	$14,500	May 2023
Clean Thrasher	2008	Korea	47,000	MR product tanker	Spot
Falcon Maryam	2009	Korea	46,000	MR product tanker	Spot
Stealth Berana	2010	Korea	115,804	Aframax oil tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	47,000	MR product tanker	Spot
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Fleet Total			672,804 dwt

(1)	Earliest date charters could expire.

As of September 1, 2022, we had one vessel operating under time charter contract expiring in May 2023, and seven vessels operating in the spot market. Since the beginning of 2022, the tanker market has firmed as we witness an increase in both demand and tanker rates. The unfortunate outbreak of the Russian war against Ukraine and related sanctions imposed on Russian oil has altered the trade patterns thus increasing tanker voyages leading to rates firming even further to date, with the near term outlook, particularly for product tankers, currently expected to be favorable.

1

Recent Developments

Acquisition of vessels

In July 2022, we entered into two separate agreements with entities affiliated with the family of our Chief Executive Officer to acquire two handysize dry bulk carriers, the Eco Bushfire (2011 built) and the Eco Angelbay (2009 built), for a total consideration of $39 million; both vessels are Japanese built with an aggregate capacity of 64,000 dwt and are expected to be delivered to the Company during September 2022.

Selected Financial Data

(in US Dollars except for Fleet Data)

	For the six-month periods ended June 30,
Statement of Operations Data	2021	2022
Revenues	9,226,877	16,464,649
Voyage expenses	1,815,116	4,721,312
Voyage expenses - related party	116,665	203,462
Vessels’ operating expenses	3,695,123	5,034,767
Vessels’ operating expenses – related party	42,000	37,500
Management fees-related party	261,545	341,625
General and administrative expenses	—	422,785
General and administrative expenses – related party	176,162	105,200
Depreciation	4,337,331	4,902,831
(Loss)/income from operations	(1,217,065)	695,167
Interest and finance costs	(3,376)	(452,915)
Other (expenses)/income	(8,283)	61,849
Net (loss)/income	(1,228,724)	304,101

Balance Sheet Data
	As of December 31, 2021	As of June 30, 2022
Cash and cash equivalents	3,389,834	79,135,753
Current assets	6,005,747	89,630,449
Vessels, net	119,962,984	194,134,266
Total assets	128,468,731	286,264,715
Current liabilities	8,633,917	12,570,433
Total liabilities	31,722,888	33,280,692
Capital stock	47,753	1,902,540
Total stockholders’ equity	96,745,843	252,984,023

Other Financial Data	For the six-month periods ended June 30,
	2021	2022
Net cash provided by operating activities	3,307,319	1,270,841
Net cash used in investing activities	(142,600)	(79,022,533)
Net cash (used in)/ provided by financing activities	(6,333,468)	153,532,079

2

Selected Financial Data (continued)

	For the six-month periods ended June 30,
Fleet Data	2021	2022
Average number of vessels(1)	4.00	5.01

Total calendar days for fleet(2)	724	906
Total voyage days for fleet(3)	712	903
Total charter days for fleet(4)	531	683
Total spot market days for fleet(5)	181	220
Fleet utilization(6)	98.3%	99.7%
Fleet operational utilization(7)	92.3%	89.1%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
5)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
6)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Result of Operations

Six-month period ended June 30, 2022 compared to the six-month period ended June 30, 2021

REVENUES- Total revenues for the six months ended June 30, 2022, amounted to $16.5 million, an increase of $7.3 million, or 79.3%, compared to revenues of $9.2 million for the six months ended June 30, 2021, primarily due to the increase in the average number of our vessels and the improvement in market rates.

VOYAGE EXPENSES- Total voyage expenses for the six months ended June 30, 2022 were $4.9 million compared to $1.9 million for the six months ended June 30, 2021. The $3.0 million increase in voyage expenses is mainly due to the increase in the spot days of our fleet by 39 days (21.5%) and the rise in daily bunker cost by $9,400.

VESSELS’ OPERATING EXPENSES- Total vessels’ operating expenses for the six months ended June 30, 2022 were $5.1 million compared to $3.7 million for the six months ended June 30, 2021. The $1.4 million increase in vessels’ operating expenses was primarily due to the increase in the average number of our vessels.

MANAGEMENT FEES- Management fees were $0.34 million for the six months ended June 30, 2022 compared to $0.26 million for the six months ended June 30, 2021. The increase in management fees in the six months ended June 30, 2022 was attributed to the increase of our fleet by one vessel.

GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses were $0.5 million for the six months ended June 30, 2022 compared to $0.2 million for the six months ended June 30, 2021, an increase of $0.3 million, due to increased legal and other fees as a result of operating as a separate public company.

DEPRECIATION — Depreciation for the six months ended June 30, 2022, was $4.9 million, a $0.6 million increase from $4.3 million for the same period of last year, due to the increase in the average number of our vessels.

INTEREST AND FINANCE COSTS — Interest and finance costs were $0.5 million for the six months ended June 30, 2022 compared to $0.003 million for the six months ended June 30, 2021, an increase of $0.5 million. The increase is attributable to the interest expense incurred relating to our loan agreement entered into in November 2021.

NET INCOME/(LOSS) — As a result of the above, net income for the six months ended June 30, 2022 was $0.3 million compared to a net loss of $1.2 million for the six months ended June 30, 2021.

3

Cash Flows

Net cash provided by operating activities — was $1.3 million for the six months ended June 30, 2022, compared to $3.3 million for the six months ended June 30, 2021. The decrease in net cash provided by operating activities in spite of the increase in our net income, was mainly attributed to timing reasons and more specifically to collections of revenue subsequent to June 30, 2022 relating to revenue for the six month period ended June 30, 2022 and to inventory purchases close to period end partly offset by the fact that these were not paid in full as of June 30, 2022.

Net cash used in investing activities — was $79.0 million for the six months ended June 30, 2022; which amount mainly represents the aggregate consideration paid for the acquisition of four tanker vessels: Two product tankers acquired from related party entities that were delivered to the Company on March 28, 2022 and on May 31, 2022, respectively, and two Suezmax tankers acquired from unaffiliated third parties which were each delivered to the Company on June 3, 2022. Net cash used in investing activities for the six months ended June 30, 2021 amounting to $0.1 million related to improvements for one vessel.

Net cash (used in) / provided by financing activities — was inflows of $153.5 million for the six months ended June 30, 2022, consisting of $167.6 million of gross proceeds from our three capital raising equity offerings since our listing on Nasdaq, partially offset by $10.8 million relating to stock issuance costs along with $2.4 million of scheduled loan repayments and $0.9 million paid in r dividends on our Series A preferred shares. Net cash used in financing activities for the six months ended June 30, 2021 amounting to $6.3 million related to net transfers to our former Parent, StealthGas Inc.

Liquidity and Capital Resources

As of June 30, 2022, we had cash and cash equivalents of $79.1 million and $0.5 million of restricted cash classified as current assets as well as $2.5 million of restricted cash classified as non-current assets.

Our principal sources of funds for our liquidity needs have been equity offerings and cash flows from operations. Potential additional sources of funds include equity offerings and bank borrowings. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, and fund working capital requirements.

Our liquidity needs, as of June 30, 2022, primarily relate to funding expenses for operating our vessels, any vessel improvements that may be required and general and administrative expenses.

As of June 30, 2022, we had $25.5 million of outstanding indebtedness net of arrangement fees, which was incurred under our 2021 DNB senior secured credit facility (the “2021 DNB Senior Secured Credit Facility”) in November 2021 to refinance outstanding indebtedness of StealthGas Inc. secured by the four vessels that it contributed to us as part of the spin-off. We are in advanced discussion to secure financing for the remaining four vessels of our fleet which are currently unencumbered. For information relating to our financing arrangements, please refer to Note 5 of our audited consolidated financial statements included in our Annual Report and Note 5 to our unaudited interim condensed consolidated financial statements included herewith.

In July 2022, we entered into agreements with entities affiliated with the family of our Chief Executive Officer to acquire two handysize dry bulk carriers for a total consideration of $39 million, which we expect to finance with cash on hand and post-delivery secured debt financing we are seeking to arrange.

We have 795,878 Series A Preferred Shares outstanding, which have a dividend rate of 8.75% per annum per $25.00 of liquidation preference per share, with respect to which we paid aggregate dividends of $0.9 million in the six months ended June 30, 2022.

We believe that our working capital along with our cash flows generated from operations are sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment, our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account any possible capital commitments and debt service requirements.

Critical Accounting Estimates

A discussion of our critical accounting estimates can be found in our Annual Report.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic, the conflict in Ukraine and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, supply and demand for oil and oil products, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in our operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in the Annual Report and other reports we file with the U.S. Securities and Exchange Commission.

4

IMPERIAL PETROLEUM INC.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Imperial Petroleum Inc.

Consolidated balance sheets

As of December 31, 2021 and June 30, 2022 (unaudited)

(Expressed in United States dollars)

	As of December 31, 2021	As of June 30, 2022
Assets
Current assets
Cash and cash equivalents	3,389,834	79,135,753
Restricted cash	451,225	485,693
Receivable from related party (Note 3)	355,023	375,801
Trade and other receivables	1,400,275	3,572,656
Other current assets (Note 9)	—	581,331
Inventories	258,846	4,935,331
Advances and prepayments	150,544	543,884

Total current assets	6,005,747	89,630,449

Non current assets
Vessels, net (Note 4)	119,962,984	194,134,266
Restricted cash	2,500,000	2,500,000

Total non current assets	122,462,984	196,634,266

Total assets	128,468,731	286,264,715

Liabilities and net parent investment
Current liabilities
Trade accounts payable	1,430,251	5,770,455
Payable to related party (Notes 3)	1,119,055	394,328
Accrued liabilities	486,674	1,093,353
Customer deposits	368,000	368,000
Deferred income	482,321	190,499
Current portion of long-term debt (Note 5)	4,747,616	4,753,798

Total current liabilities	8,633,917	12,570,433

Non current liabilities

Long-term debt (Note 5)	23,088,971	20,710,259

Total non current liabilities	23,088,971	20,710,259

Total liabilities	31,722,888	33,280,692

Commitments and contingencies (Note 10)
Stockholders’ equity
Capital stock, 2,000,000,000 shares authorized at December 31, 2021 and June 30, 2022, 4,775,272 shares issued and outstanding at December 31, 2021 and 190,254,034 shares issued and outstanding at June 30, 2022 (Note 7)	47,753	1,902,540
Preferred stock, 200,000,000 shares authorized at December 31, 2021 and June 30, 2022 and 795,878 issued and outstanding at December 31, 2021 and June 30, 2022 (Note 7)	7,959	7,959
Additional paid-in capital	97,161,688	251,240,980
Accumulated deficit	(471,557)	(167,456)

Total stockholders’ equity	96,745,843	252,984,023

Total liabilities and stockholders’ equity	128,468,731	286,264,715

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Imperial Petroleum Inc.

Unaudited consolidated statements of operations

(Expressed in United States dollars)

	For the six-month periods ended June 30,
	2021	2022
Revenues
Revenues (Note 9)	9,226,877	16,464,649

Total revenues	9,226,877	16,464,649

Expenses
Voyage expenses	1,815,116	4,721,312
Voyage expenses – related party (Note 3)	116,665	203,462
Vessels’ operating expenses	3,695,123	5,034,767
Vessels’ operating expenses – related party (Note 3)	42,000	37,500
Management fees – related party (Note 3)	261,545	341,625
General and administrative expenses	—	422,785
General and administrative expenses – related party (Note 3)	176,162	105,200
Depreciation (Note 4)	4,337,331	4,902,831

Total expenses	10,443,942	15,769,482

(Loss)/Income from operations	(1,217,065)	695,167

Other (expenses) / income
Interest and finance costs	(3,376)	(452,915)
Interest income	4	44,140
Foreign exchange (loss)/gain	(8,287)	17,709

Other expenses, net	(11,659)	(391,066)

Net (loss)/income	(1,228,724)	304,101

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Imperial Petroleum Inc.

Unaudited consolidated statements of stockholders’ equity

(Expressed in United States dollars)

	Capital stock		Preferred stock
	Number of Shares (Note 7)	Amount (Note 8)	Number of Shares (Note 7)	Amount (Note 7)	Additional Paid-in Capital (Note 7)	Accumulated Deficit	Former Parent Company Investment	Total
Balance, December 31, 2020	—	—	—	—	—	—	134,061,923	134,061,923

Net decrease in former Parent Company investment	—	—	—	—	—	—	(6,333,468)	(6,333,468)
Net loss	—	—	—	—	—	—	(1,228,724)	(1,228,724)

Balance, June 30, 2021	—	—	—	—	—	—	126,499,731	126,499,731

	Capital stock		Preferred stock
	Number of Shares (Note 7)	Amount (Note 7)	Number of Shares (Note 7)	Amount (Note 7)	Additional Paid-in Capital (Note 7)	Accumulated Deficit	Former Parent Company Investment	Total
Balance, December 31, 2021	4,775,272	47,753	795,878	7,959	97,161,688	(471,557)	—	96,745,843

Issuance of common stock (including the exercise of warrants) net of issuance costs	185,478,762	1,854,787	—	—	154,949,784	—	—	156,804,571
Net income	—	—	—	—	—	304,101	—	304,101
Dividends declared on preferred shares	—	—	—	—	(870,492)	—	—	(870,492)

Balance, June 30, 2022	190,254,034	1,902,540	795,878	7,959	251,240,980	(167,456)	—	252,984,023

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Imperial Petroleum Inc.

Unaudited consolidated statements of cash flows

(Expressed in United States dollars)

	For the six-month periods ended June 30,
	2021	2022
Cash flows from operating activities:
Net (loss)/income	(1,228,724)	304,101
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	4,337,331	4,902,831
Amortization of deferred finance charges	—	29,470
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(803,931)	(2,172,381)
Other current assets	173,930	(581,331)
Inventories	457,906	(4,676,485)
Advances and prepayments	(43,949)	(393,340)
Increase/(decrease) in
Trade accounts payable	(99,682)	4,288,624
Balances with related parties	—	(745,505)
Accrued liabilities	55,250	606,679
Deferred income	459,188	(291,822)

Net cash provided by operating activities	3,307,319	1,270,841

Cash flows from investing activities:
Acquisition and improvement of vessels	(142,600)	(79,022,533)

Net cash used in investing activities	(142,600)	(79,022,533)

Cash flows from financing activities:
Net transfers to former Parent Company	(6,333,468)	—
Proceeds from underwritten offerings	—	167,572,515
Stock issuance costs	—	(10,767,944)
Dividends paid on preferred shares	—	(870,492)
Loan repayments	—	(2,402,000)

Net cash (used in)/provided by financing activities	(6,333,468)	153,532,079

Net (decrease)/increase in cash, cash equivalents and restricted cash	(3,168,749)	75,780,387
Cash, cash equivalents and restricted cash at the beginning of the year	7,616,555	6,341,059

Cash, cash equivalents and restricted cash at the end of the period	4,447,806	82,121,446

Supplemental cash flow information:
Interest paid	—	305,349
Non cash investing activity – Vessel improvements included in liabilities	—	51,580
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	3,282,775	79,135,753
Restricted cash—Current assets	1,165,031	485,693
Restricted cash—Non current assets	—	2,500,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	4,447,806	82,121,446

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Imperial Petroleum Inc. Predecessor

Notes to the unaudited interim CONSOLIDATED financial statements

(Expressed in United States dollars)

1.	General Information and Basis of Presentation

Imperial Petroleum Inc. (“Imperial”) was formed by StealthGas Inc (the “former Parent Company”) on May 14, 2021 under the laws of the Republic of the Marshall Islands. Initial share capital of Imperial consisted of 500 common shares. StealthGas Inc. separated its crude and product tankers by transferring to Imperial its interest in Clean Power Inc., MR Roi Inc., King of Hearts Inc. and Tankpunk Inc. (the “Subsidiaries”), each owning one tanker. The transfer was completed on November 10, 2021 in exchange for 4,774,772 newly issued common shares and 795,878 Series A 8.75% Preferred Shares (the “Series A Preferred Shares”) in Imperial. On December 3, 2021, StealthGas Inc. distributed the 4,775,272 common shares and 795,878 8.75% Series A Preferred Shares (with a liquidation preference of $25.00 per share) in Imperial to holders of StealthGas Inc.’s common stock on a pro rata basis (the “Spin-Off”).

The accompanying unaudited interim consolidated financial statements include the accounts of Imperial and its wholly owned subsidiaries (collectively, the “Company”). For the six-month period ended June 30, 2021, the accompanying financial statements reflect the financial position and results of the carve-out operations of the Subsidiaries that were contributed to Imperial.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2021 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2022 (the “2021 Consolidated Financial Statements”) and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

The consolidated balance sheet as of December 31, 2021 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

At June 30, 2022, the Company’s fleet was comprised of 8 tankers consisting of 5 medium range (M.R.) type product tankers, two Suezmax and one Aframax crude oil tankers providing worldwide marine transportation services under long, medium or short-term charters.

The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a company controlled by members of the family of the Company’s Chief Executive Officer. The Manager, a related party, was incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

At June 30, 2022, the 8 subsidiaries included in the Company’s unaudited interim consolidated financial statements were:

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date
Clean Power Inc.	5/2/2007	Magic Wand	47,000	9/1/2008
MR Roi Inc.	5/2/2007	Clean Thrasher	47,000	27/2/2008
King of Hearts Inc.	17/3/2008	Falcon Maryam	46,000	14/7/2009
Tankpunk Inc.	6/1/2008	Stealth Berana	115,804	26/7/2010
Nirvana Product Trading Inc.	25/2/2022	Clean Nirvana	50,000	28/3/2022
Volume Jet Trading Inc.	25/2/2022	Clean Justice	47,000	31/5/2022
Intercontinental Crude and Product Enterprises Inc.	18/5/2022	Suez Enchanted	160,000	3/6/2022
Petroleum Trading and Shipping Inc.	21/4/2022	Suez Protopia	160,000	3/6/2022

Conflict in Ukraine:

As a result of the recent conflict in Ukraine, the EU, U.S. and other countries have imposed sanctions in response to Russian action. Although to date there has not been any significant effect on the Company’s operating activities, the extent to which this conflict and the imposed sanctions will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

2.	Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the 2021 Consolidated Financial Statements. During the six-month period ended June 30, 2022, the Company adopted the following accounting policies:

Offering costs

Expenses directly attributable to an equity offering are deferred and set off against the proceeds of the offering within paid-in capital, unless the offering is aborted, in which case they are written-off and charged to earnings.

Distinguishing Liabilities from Equity

The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. The Company in its assessment for the accounting of the warrants issued during the six-month period ended June 30, 2022 (Note 7) has taken into consideration ASC 480 “Distinguishing liabilities from equity” and determined that the warrants should be classified as equity instead of liability. Upon exercise of the warrants, the holder is entitled to receive common shares. ASC 480 requires that a warrant which contains an obligation that may require the issuer to redeem the shares in cash, be classified as a liability and accounted for at fair value. No warrants are classified as liabilities.

3.	Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter (the “Management fees”) and a brokerage commission of 1.25% on freight, hire and demurrage per vessel (the “Brokerage commissions”), as per the management agreement between the Manager and the Company. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).

The Manager also provides crew management services to the vessels Magic Wand, Clean Thrasher, Clean Justice, Suez Protopia and Suez Enchanted. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $2,500 per vessel for crew management services (the “Crew management fees”).

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred.

In addition to management services, the Company reimburses the Manager for the compensation of its executive officers for a total amount of $250,149 for the first 12 months following the Spin-Off (the “Executive compensation”).

In addition, for periods up to the Spin-Off, an allocation of general and administrative expenses incurred by StealthGas Inc. has been included in General and administrative expenses of the Company based on the number of calendar days the Company’s vessels operated under StealthGas Inc.’s fleet compared to the number of calendar days of the total StealthGas Inc. fleet. These expenses consisted mainly of executive compensation, office rent, investor relations and consultancy fees (the “General and administrative expenses – Former Parent”).

The related party balance with StealthGas Inc., mainly relating to collections received net of payments made on behalf of the Company, was a receivable $375,801 at June 30, 2022 (2021: $355,023). The current account balance with the Manager at June 30, 2022 was a liability of $394,328 (2021: $1,119,055). The liability mainly represents payments made by the Manager on behalf of the Company.

The amounts charged by the Company’s related parties comprised the following:

		For the six-month periods ended June 30,
	Location in statement of operations	2021	2022
Management fees	Management fees – related party	261,545	341,625
Brokerage commissions	Voyage expenses – related party	116,665	203,462
Superintendent fees	Vessels’ operating expenses – related party	12,000	—
Crew management fees	Vessels’ operating expenses – related party	30,000	37,500
Executive compensation	General and administrative expenses	—	105,200
General and administrative expenses-Former Parent	General and administrative expenses	176,162	—
Commissions – vessels purchased	Vessels, net	—	778,000

On March 4, 2022, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of the vessels “Clean Nirvana” and “Clean Justice” for a total consideration of $31 million (Note 4). The vessels were delivered to the Company on March 28, 2022 and May 31, 2022, respectively.

On July 7, 2022, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of the vessels “Eco Angelbay” and “Eco Bushfire” for a total consideration of $39,000,000. The vessels are expected to be delivered to the Company in September 2022.

4.	Vessels, net

An analysis of vessels, net is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2022	$231,714,888	$(111,751,904)	$119,962,984

Acquisitions and improvements	79,074,113	—	79,074,113

Depreciation for the year	—	(4,902,831)	(4,902,831)

Balance as at June 30, 2022	$310,789,001	$(116,654,735)	$194,134,266

The additions during the six-month period ended June 30, 2022 mainly relate to the acquisition of vessels “Clean Nirvana” (Note 3), “Clean Justice” (Note 3), “Suez Enchanted” and “Suez Protopia”.

As of December 31, 2021 and June 30, 2022, the Company performed an impairment review of its vessels, due to the prevailing conditions in the shipping industry. As undiscounted net operating cash flows exceeded each vessel’s carrying value, no impairment was recorded.

Vessels “Magic Wand”, “Clean Thrasher”, “Falcon Maryam” and “Stealth Berana” having a net book value amounting $115,625,653 as of June 30, 2022 have been provided as collateral to the Company’s bank loan (Note 5).

5. Long-term Debt

Long-term debt consists of the following:

	As of December 31, 2021	As of June 30, 2022	Margin
Term loan
Issued in November 2021 maturing in November 2026	$28,000,000	$25,598,000	1.95%
Total long-term debt	28,000,000	25,598,000

Less: Deferred finance charges	163,413	133,943

Total long-term debt, net	27,836,587	25,464,057

Less: Current portion of long-term debt	4,804,000	4,804,000

Add: Current portion of deferred loan and financing arrangements issuance costs	56,384	50,202

Long-term debt, net	$23,088,971	$20,710,259

Details of the Company’s term loan are discussed in Note 5 of the 2021 Consolidated Financial Statements.

During the six-month period ended June 30, 2022 the Company repaid the amount of $2,402,000 in line with the amortization schedule of its term loan.

As of June 30, 2022 and December 31, 2021, the Company was in compliance with all financial debt covenants.

As of June 30, 2022, there were no undrawn amounts under the Company’s term loan.

For the six-month periods ended June 30, 2021 and 2022 interest expense amounted to nil and $362,365, respectively, and the weighted average interest rate of the Company’s term loan was nil and 1.45%, respectively.

6.	Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade and other receivables, trade accounts payable, balances with related parties and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values of cash and cash equivalents, restricted cash, trade and other receivables, trade accounts payable, balances with related parties and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

7.	Stockholders’ Equity

Details of the Company’s common stock and preferred stock are discussed in Note 8 of the 2021 Consolidated Financial Statements and are supplemented by the below new activities in the six-month period ended June 30, 2022.

Common Shares:

i)	NASDAQ Notification

On June 17, 2022, the Company received a written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from May 5, 2022 to June 16, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until December 14, 2022. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. During this time, the Company’s common stock continues to be listed and trade on the Nasdaq Capital Market.

ii)	Equity Offerings

During the six-month period ended June 30, 2022, the Company raised $167,572,515 in gross proceeds, or $156,804,571 in net proceeds, from underwritten public offerings and from the partial exercises of warrants issued in the underwritten public offerings (details are provided below).

In the first quarter of 2022, the Company completed an underwritten public offering for 11,040,000 of its common stock and 11,040,000 Class A Warrants, each exercisable for one share of common stock at a price per share of $1.25, including full exercise of the underwriter’s overallotment option. The Company also issued the underwriters of the offering 552,000 warrants (the “February 2022 Representative Purchase Warrants”), each exercisable for one share of common stock at a price per share of $1.375. The offering resulted in gross proceeds to the Company of $13,800,000. As of June 30, 2022, an aggregate of 10,997,000 Class A Warrants had been exercised for 10,997,000 shares of the Company’s common stock, resulting in gross proceeds to the Company of $13,746,250.

In March 2022, the Company completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 43,124,950 units for $1.60 per unit, each unit consisting of (i) one share of common stock of the Company (or pre-funded warrants, all of which were subsequently exercised for common stock, in the case of 3,900,000 units) and (ii) one Class B Warrant to purchase one share of common stock at an exercise price of $1.60 per share. The Company also issued 1,724,998 warrants to the representative of the underwriters (the “March 2022 Representative Purchase Warrants”) to purchase up to an aggregate of 1,724,998 share of common stock at an exercise price of $2.00 per share. The offering resulted in gross proceeds to the Company of $68,999,920. In June 2022, several existing holders of Class B Warrants exercised 31,150,000 outstanding Class B Warrants to purchase an aggregate of 31,150,000 shares of common stock for cash, at an exercise price reduced by the Company from $1.60 per share to $0.70 per share, resulting in gross proceeds to the Company of $21,805,000. The exercising holders also received an aggregate of 31,150,000 Class D Warrants to purchase up to an aggregate of 31,150,000 shares of common stock in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended. As of June 30, 2022, an aggregate of 31,322,950 Class B Warrants had been exercised for 31,322,950 shares of the Company’s common stock, resulting in gross proceeds to the Company of $22,081,720.

In May 2022, the Company completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 83,636,362 units for $0.55 per unit, each unit consisting of (i) one share of common stock of the Company and (ii) one Class C Warrant to purchase one share of common stock at an exercise price of $0.55 per share. The Company also issued 2,090,909 warrants to the representative of the underwriters (the “May 2022 Representative Purchase Warrants”) to purchase up to an aggregate of 2,090,909 share of common stock at an exercise price of $0.6875 per share. The offering resulted in gross proceeds to the Company of $45,999,999. As of June 30, 2022, an aggregate of 5,357,500 Class C Warrants had been exercised for 5,357,500 shares of the Company’s common stock, resulting in proceeds to the Company of $2,946,625.

As of June 30, 2022, the number of common shares that can potentially be issued under outstanding warrants are:

Warrant	Shares to be issued upon exercise of remaining warrants
Class A	43,000
Class B	11,802,000
Class C	78,278,862
Class D	31,150,000

Total	121,273,862

An aggregate of 4,367,907 additional common shares are potentially issuable upon exercise of the February 2022, March 2022 and May 2022 Representative Purchase Warrants.

Preferred Shares:

Aggregate dividends of $0.9 million were paid on the Company’s 795,878 Series A Preferred Shares during the six months ended June 30, 2022.

8.	Loss per share

The Company calculates basic and diluted loss per share as follows:

	For the six-month periods ended June 30,
	2021	2022
Numerator
Net (loss)/income	(1,228,724)	304,101
Less: Cumulative dividends on Series A Preferred Shares	—	(870,492)

Net loss attributable to common shareholders, basic and diluted	(1,228,724)	(566,391)

Denominator

Weighted average number of shares outstanding, basic and diluted	4,775,272	65,391,339

Loss per share, basic and diluted	(0.26)	(0.01)

For the six-month period ended June 30, 2022, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares of unexercised warrants (Note 7), calculated with the treasury stock method. There were no dilutive shares for the six-month period ended June 30, 2021. The reported loss per common share calculations for the six-month period ended June 30, 2021 give retroactive effect to the issuance of the common shares in connection with the Spin-Off (Note 1) as of January 1, 2021.

9.	Revenues

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	For the six-month periods ended June 30,
	2021	2022
Time charter revenues	5,516,211	8,937,026
Bareboat revenues	1,299,313	1,388,990
Voyage charter revenues	2,397,404	5,950,928
Other income	13,949	187,705

Total	9,226,877	16,464,649

The amount of revenue earned as demurrage relating to the Company’s voyage charters for the six-month periods ended June 30, 2021 and 2022 was $0.7 million and $0.4 million, respectively and is included within “Voyage charter revenues” in the above table.

As of December 31, 2021 and June 30, 2022, receivables from the Company’s voyage charters amounted to $0.5 million and $2.8 million, respectively.

As of December 31, 2021 and June 30, 2022, the Company recognized nil and $581,331, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the unaudited condensed combined balance sheets.

As of December 31, 2021 and June 30, 2022, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to nil and $3,609,278, respectively. The Company recognized the undelivered performance obligation as of June 30, 2022 as revenues in the third quarter of 2022.

10.	Commitments and Contingencies

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From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally relating to personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Currently, the Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited consolidated financial statements.

•

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time and bareboat charter contracts as of June 30, 2022, amount to $6,568,300 during the twelve months ending June 30, 2023 and nil during the twelve months ending June 30, 2024.